UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES ACT OF 1934
For the month of October, 2006
Commission File Number: 0-29154
IONA Technologies PLC
(Translation of registrant’s name into English)
The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑  Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FOR IMMEDIATE RELEASE:

Contacts:
David Roy Investor Relations (781) 902-8033 ir@iona.com	Rob Morton Corporate Communications (781) 902-8139 robert.morton@iona.com
IONA REPORTS PROFITABLE THIRD QUARTER RESULTS
Artix Revenue Increases 114%; Total Product Revenue Increases 25%
DUBLIN, Ireland & WALTHAM, Mass. — October 19, 2006 — IONA® Technologies (NASDAQ: IONA), a world leader in distributed service-oriented architecture (SOA) infrastructure solutions for performance-demanding IT environments, today announced third quarter revenue of $20.3 million, a 17% increase over third quarter revenue in the prior year.
On a U.S. generally accepted accounting principles (GAAP) basis, for the third quarter IONA reported net income of $0.5 million, or $0.01 per share. Net income for the quarter includes stock-based compensation expense of $1.3 million due to the implementation of SFAS 123R. Net income on a GAAP basis prior to 2006 did not include stock-based compensation expense related to SFAS 123R.
Net income and earnings per share in the third quarter of 2006, excluding $1.3 million of SFAS 123R stock-based compensation expense, was $1.8 million, or $0.05 per share, compared with a net income of $0.4 million or $0.01 per share for the third quarter of 2005. A complete reconciliation between net income and earnings per share on a GAAP basis and on a non-GAAP basis is provided in the financial tables at the end of this press release.
“Artix has emerged as a leader in distributed SOA infrastructure. Significant growth in Artix revenue demonstrates that we are delivering to our global 2000 customers the technology they require to best meet the realities of SOA deployment,” said Peter Zotto, CEO, IONA Technologies. “Our commitment to customer success is driving the accelerated adoption of Artix™, the continued success of our CORBA® business, and IONA’s efforts in the open source community. Our third quarter results demonstrate that IONA continues to deliver value and ROI to our customers and keeps us well positioned to deliver sustainable performance for our shareholders.”
“IONA’s third quarter results firmly demonstrate that the leveragable business model we have in place is working as designed. This is the fifth straight quarter in which we have achieved year on year product revenue growth and a positive operating margin, excluding stock-based compensation expense,” commented Bob McBride, CFO, IONA Technologies. “Our sales force productivity increased in the third quarter and we are pleased with the overall progress of our sales organization. We have a solid financial foundation in place that positions us well for ongoing success.”
Mr. Zotto concluded, “With the launch of the latest release of Artix, we continue to lead the industry in providing distributed SOA infrastructure software that adheres to established standards and frees customers from having to deploy expensive, proprietary and monolithic stacks to support their SOA projects. Our differentiated approach, which resonates with customers and industry analysts alike, enables the incremental adoption of SOA in any existing IT environment, regardless of underlying technology. As significantly, we give our customers the ability to deploy large SOA projects at their own pace and quickly respond to changing business requirements.”
Highlights
•	GAAP Profitability

•	Quarterly revenue growth of 17% year-over-year

•	Artix revenue growth of 114% year-over-year

•	Product license revenue growth of 25% year-over-year

•	IONA’s Artix selected by Fujitsu Telecommunications Europe to provide SOA enablement to its GeoStream Access Gateway platform (see press release dated August 15, 2006)

•	IONA selected to provide a SOA foundation for the Chinese electric power industry (see press release dated August 29, 2006)

•	IONA’s Artix selected to deliver SOA enablement to International Turnkey Systems’ telco and financial services applications (see press release dated October 16, 2006)

•	Signed partnership agreement with systems integrator CIBER to deliver Artix-based Service Oriented Architecture deployments in the government sector

•	Launched the latest version of Artix, IONA’s distributed SOA infrastructure software, to uniformly positive reaction (see press release dated October 10, 2006)
Looking Forward
IONA expects total revenue for the fourth quarter of 2006 to be in the range of $20.0 — $22.0 million. The company expects total expenses for the fourth quarter 2006, including cost of revenue, operating expenses, and the cost of stock-based compensation to be in the range of $19.0 — $20.0 million. SFAS 123R stock-based compensation expense in the fourth quarter is expected to be approximately $1.0 million.
Conference Call
IONA will host a conference call today at 10:00 a.m. Eastern Time to discuss the company’s third quarter results. Investors and other interested parties may dial into the call using the toll free number (800) 619-7628 or (630) 395-0180 internationally. The conference call will also be available via Web cast at www.iona.com/investors. Following the conclusion of the call, a rebroadcast will be available at IONA’s Web site or by calling (800) 468-0316 or (402) 344-6637 internationally until November 16, 2006.
About IONA
For more than a decade, IONA® Technologies (NASDAQ: IONA) has been a world leader in delivering high-performance integration solutions for Global 2000 IT environments. IONA pioneered standards-based integration with its CORBA-based Orbix® products. Artix™, IONA’s extensible Enterprise Service Bus, enables customers to leverage service-oriented architecture to generate greater ROI, streamline and modernize IT environments and lower the total cost of IT operation.
IONA’s active participation in the open source community, including its leadership of the Eclipse Foundation SOA Tooling Platform Project, is a natural extension of the company’s history of solving computing challenges by leveraging open standards and distributed architectures.
IONA is headquartered in Dublin, Ireland, with U.S. headquarters in Waltham, Massachusetts and offices worldwide. For additional information about IONA, visit our Web site at http://www.iona.com.
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements concerning expectations regarding future financial performance, profitability, future operating performance, and economic and market conditions. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated, including risks and uncertainties relating to IONA’s cost management efforts; growth in market demand for service oriented architectures and enterprise service bus software; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; delays or issues with the development, launch and market acceptance of new and improved products; undetected errors in software; the integration of any future acquisitions; anticipated tax rates; and general economic conditions, including their effect on the acquisition of new accounts and the time required to close sales transactions. For a more detailed discussion of the risks and uncertainties, please refer to our most recent Annual Report on Form 20-F and other periodic reports and registration statements filed with the Securities and Exchange Commission. You should not place undue reliance on any such forward-looking statements in this press release, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and IONA disavows and disclaims any obligation to do so. In this press release and the accompanying financial tables we have also disclosed various non-GAAP financial measures as defined by SEC Regulation G, including net income, earnings per share on a diluted basis, operating income and operating margin. The most directly comparable GAAP financial measures can be found above and in the financial tables at the end of this press release, and a reconciliation of the differences between the GAAP financial measures and the non-GAAP financial measures can be found at the end of this press release.
IONA, IONA Technologies, and the IONA logo, Orbix, High Performance Integration, Artix, and Making Software Work Together are trademarks or registered trademarks of IONA Technologies PLC and/or its subsidiaries. CORBA is a trademark or registered trademark of the Object Management Group, Inc. in the United States and other countries. All other trademarks that may appear herein are the property of their respective owners.

IONA Technologies PLC
Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended		Nine Months Ended
	(Unaudited)		(Unaudited)
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005

Revenue:
Product revenue	$11,713	$9,397	$28,737	$22,749
Service revenue	8,612	8,030	26,314	24,964

Total revenue	20,325	17,427	55,051	47,713

Cost of revenue:
Cost of product revenue	254	83	409	254
Cost of service revenue	3,222	2,843	9,854	8,667

Total cost of revenue	3,476	2,926	10,263	8,921

Gross profit	16,849	14,501	44,788	38,792

Operating expense:
Research and development	3,970	3,842	12,058	11,825
Sales and marketing	9,022	7,797	24,363	22,330
General and administrative	3,095	2,275	8,605	6,501
Amortization of other non-current assets	0	0	0	94
Restructuring	0	0	0	(97)

Total operating expenses	16,087	13,914	45,026	40,653

Income (loss) from operations	762	587	(238)	(1,861)

Interest income, net	469	174	1,296	565
Net exchange (loss) gain	(144)	(130)	(293)	41

Income (loss) before provision for income taxes	1,087	631	765	(1,255)
Provision for income taxes	590	193	1,121	548

Net income (loss)	$497	$438	($356)	($1,803)

Net income (loss) per ordinary share and per ADS
Basic	$0.01	$0.01	($0.01)	($0.05)
Diluted	$0.01	$0.01	($0.01)	($0.05)

Shares used in computing net income (loss) per ordinary share and per ADS (in thousands)
Basic	35,725	35,226	35,574	35,075
Diluted	36,997	35,740	35,574	35,075

IONA Technologies PLC
Condensed Consolidated Balance Sheets
(U.S. dollars in thousands)

	September 30,	December 31,
	2006	2005 (1)
	(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$26,015	$27,936
Restricted cash	295	495
Marketable securities	23,552	23,685
Accounts receivable, net of allowance for doubtful accounts of $604 at September 30, 2006 and $740 at December 31, 2005	17,099	17,949
Prepaid expenses	2,561	2,033
Other assets	342	921

Total current assets	69,864	73,019

Property and equipment, net	3,110	3,893
Other non-current assets, net	333	191

Total assets	$73,307	$77,103

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,862	$2,406
Accrued payroll and related expenses	5,404	5,385
Other accrued liabilities	10,651	10,226
Deferred revenue	14,439	22,708

Total current liabilities	32,356	40,725

Other non-current liabilities	1,016	1,137

Shareholders’ equity:

Ordinary shares	98	98
Additional paid-in capital	500,996	495,957
Accumulated deficit	(461,170)	(460,814)
Accumulated other comprehensive income	11	0

Total shareholders’ equity	39,935	35,241

Total liabilities and shareholders’ equity	$73,307	$77,103

(1)	The December balance sheet information has been derived from the December 31, 2005 audited consolidated financial statements.

IONA Technologies PLC
Unaudited Reconciliation of Non-GAAP Measures to Comparable GAAP Measures
(U.S. dollars in thousands, except per share data)
We utilize certain non-GAAP financial measures to evaluate our performance and for internal planning and forecasting purposes. We consider these measures important indicators of our success. On January 1, 2006 we adopted SFAS 123R. Prior to SFAS 123R we used APB 25 which did not require us to record share-based compensation. In order to facilitate the comparison by investors of our current results with our results from prior periods, we have provided certain non-GAAP financial measures which exclude the effect of share-based compensation expenses from the results of the three and nine month periods ended September 30, 2006. We believe the use of non-GAAP measures in addition to GAAP measures is an additional useful method of evaluating our results of operations. These measures should not be considered an alternative to measurements required by United States generally accepted accounting principles (“GAAP”) such as net income and earnings per share and should not be considered measures of our liquidity. In addition, our non-GAAP financial measures may not be comparable to similar measures reported by other companies.
The following tables reconcile non-GAAP financial measures used in this release to the most comparable GAAP measure for the respective periods.

	Three Months Ended		Nine Months Ended
	(Unaudited)		(Unaudited)
	September 30, 2006	September 30, 2005	September 30, 2006	September 30, 2005

Net income (loss)

GAAP net income (loss)	$497	$438	($356)	($1,803)
Plus:
Stock-based compensation (1)	1,304	0	3,987	0

Non-GAAP net income (loss)	$1,801	$438	$3,631	($1,803)

Net income (loss) per ordinary share and ADS, diluted

GAAP net income (loss) per ordinary share and per ADS, diluted	$0.01	$0.01	($0.01)	($0.05)
Plus:
Stock-based compensation	0.04	0.00	0.11	0.00

Non -GAAP net income (loss) per ordinary share and per ADS, diluted	$0.05	$0.01	$0.10	($0.05)

Operating income (loss) from operations

GAAP income (loss) from operations	$762	$587	($238)	($1,861)
Plus:
Stock-based compensation(1)	1,304	0	3,987	0

Non-GAAP income (loss) from operations	$2,066	$587	$3,749	($1,861)

Operating margin

GAAP operating margin	4%	3%	(0%)	(4%)
Plus:
Stock-based compensation	6%	0%	7%	0%

Non-GAAP operating margin	10%	3%	7%	(4%)

(1) The table below identifies the allocation of stock-based compensation in the Condensed Consolidated Statement of Operations:

Cost of service revenue	$147	$0	$442	$0
Research and development	292	0	886	0
Sales and marketing	449	0	1,337	0
General and administrative	416	0	1,322	0

Total stock-based compensation	$1,304	$0	$3,987	$0

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC
Date: October 19, 2006	By:	/s/ Peter M. Zotto
Peter M. Zotto
Chief Executive Officer